NORTHERN LIGHTS FUND TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

TOEWS TACTICAL OCEANA FUND

TOEWS TACTICAL INCOME FUND

TOEWS TACTICAL MONUMENT FUND

TOEWS TACTICAL OPPORTUNITY FUND

TOEWS TACTICAL GROWTH ALLOCATION FUND

TOEWS TACTICAL DEFENSIVE ALPHA FUND

TOEWS UNCONSTRAINED INCOME FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of May 2009, as revised December 14, 2009, May 20, 2010, June 22, 2011, March 27, 2013, August 12, 2014, and August 20, 2019 by and between NORTHERN LIGHTS FUND TRUST, a Delaware statutory trust (the “Trust”), on behalf of Toews Tactical Oceana Fund, Toews Tactical Income Fund, Toews Tactical Monument Fund, Toews Tactical Opportunity Fund, Toews Tactical Growth Allocation Fund, Toews Tactical Defensive Alpha Fund and Toews Unconstrained Income Fund (each a “Fund” and collectively the “Funds”), each a series of the Trust, and the Advisor of such Funds, Toews Corporation (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 25th day of September, 2008, as revised on May 1, 2009, December 14, 2009, May 20, 2010, with respect to the Toews Hedged Core Frontier Fund, Toews Hedged Core W Fund, Toews Hedged High Yield Bond Fund, Toews Hedged Core L Fund, Toews Hedged Core S Fund, Toews Hedged Growth Allocation Fund, as revised on June 22, 2011, with respect to the Toews Hedged Commodities Fund and as revised March 27, 2013, with respect to the Toews Unconstrained Income Fund (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. In the event that Adviser fails to make an excess expense payment within 30 days of being notified, the Adviser agrees that the Trust shall be permitted to retain any amounts due to the Adviser pursuant to an investment advisory agreement between the Trust and the Adviser with respect to series in the Trust other than the Fund and to pay such amounts to the Fund to satisfy any unpaid excess expense payment.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least August 31, 2020, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A if the Investment Advisory Agreement for either Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	TOEWS CORPORATION

on behalf of Toews Tactical Oceana Fund,

Toews Tactical Income Fund, Toews Tactical Monument Fund, Toews Tactical Opportunity Fund, Toews Tactical Growth Allocation Fund, Toews Tactical Defensive Alpha Fund, Toews Unconstrained Income Fund

By: /s/ Kevin Wolf_______________________	By: _/s/ Randall Schroeder________________
Name: Kevin Wolf	Name: Randall D. Schroeder
Title: President	Title: Chief Operating Officer

Appendix A

Fund	Operating Expense Limit

Toews Tactical Oceana Fund	1.25%
Toews Tactical Income Fund	1.25%
Toews Tactical Monument Fund	1.25%
Toews Tactical Opportunity Fund	1.25%
Toews Tactical Growth Allocation Fund	1.25%
Toews Tactical Defensive Alpha Fund	1.25%
Toews Unconstrained Income Fund	1.25%